Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of United Airlines, Inc. for the registration of Pass Through Certificates, and to the incorporation by reference therein of our reports dated February 20, 2015, with respect to the consolidated financial statements and schedule of United Continental Holdings, Inc. and United Airlines, Inc., and on United Continental Holdings, Inc.’s effectiveness of internal control over financial reporting as of December 31, 2014, included in their Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, IL
April 23, 2015